UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-37385

Baozun Inc.

(Translation of registrant’s name into English)

Building B, No. 1268 Wanrong Road
Shanghai 200436
The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

We made an announcement dated October 23, 2020 with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the partial exercise by the Joint Representatives, for themselves and on behalf of the international underwriters, of their option to purchase additional Class A ordinary shares from us in connection with our global offering and listing of Class A ordinary shares on the Hong Kong Stock Exchange  (the “Global Offering and Secondary Listing”), the end of the stabilization period and the relevant stabilizing actions that Citigroup Global Markets Asia Limited, the Stabilizing Manager, has undertaken in connection with the Global Offering and Secondary Listing. For details, please refer to Exhibit 99.1 to this current report on Form 6-K.

Safe Harbor Statements

The announcement in Exhibit 99.1 to this current report on Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” and similar statements. Statements that are not historical facts, including statements about the allotment and issuance of Class A ordinary shares and additional net proceeds, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the allotment and issuance of Class A ordinary shares will be completed as planned, or that the expected benefits from the additional net proceeds will be achieved. You should consider the risk factors included in the registration statement on Form F-3ASR (including any documents incorporated by reference therein), the prospectus contained therein and the prospectus supplements thereto that have been filed with the U.S. Securities and Exchange Commission. All information provided in the announcement is as of the date of the announcement and is based on assumptions that we believe to be reasonable as of this date, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit	Description

99.1	Announcement — Partial Exercise of the Over-allotment Option, Stabilizing Actions and End of Stabilization Period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAOZUN INC.

	By:	/s/ Robin Bin Lu
	Name:	Robin Bin Lu
	Title:	Chief Financial Officer

Date: October 23, 2020